





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP NURMENKARI INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Elizabeth Street, Sono Square, Suite 1 J
(No. and Street)

Norwalk	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Barnett — (212) 490-3113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Albert Pezone_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__GP NURMENKARI INC._____ , as
of __December 31_____ , 20 __19____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



> LUZ KARIME SANCHEZ
> Notary Public
> Connecticut
> My Commission Expires Oct 31, 2022

_____
Signature

__CEO__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GP NURMENKARI, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2019



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of GP Nurmenkari, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GP Nurmenkari, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GP Nurmenkari, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GP Nurmenkari, Inc.'s management. Our responsibility is to express an opinion on GP Nurmenkari, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GP Nurmenkari, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as GP Nurmenkari, Inc.'s auditor since 2019.

Maitland, Florida

February 27, 2020

GP NURMENKARI, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 168,384
Stockholder receivable	61,134
Right of use asset	3,353
Securities	3,825
Prepaid expenses and other assets	4,284
TOTAL ASSETS	$ 240,980
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 130,068
Lease obligation	3,353
TOTAL LIABILITIES	133,421
Stockholder's equity	
Common stock – authorized 200 shares non par 200 shares issued and outstanding	-
Additional paid-in capital	120,430
Retained earnings	(12,871)
Total stockholder's equity	107,559
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 240,980

The accompanying notes are an integral part of these financial statements

1. Organization and nature of business

GP Nurmenkari, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protection rules under Paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company is a New York corporation established on January 7, 2010.

2. Significant Accounting Policies

Basic of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements of securities, selling corporate debt securities, and retailing corporate equity securities over the counter on a fully disclosed basis through a clearing broker.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned, at fair value

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Revenue Recognition

Revenue from contracts with customers includes fees from investment banking and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

2. Significant Accounting Policies (continued)

M&A advisory fees - The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. For the year ended December 31, 2019, no retainers and other fees were received by the Company.

4. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

5. Commitments and contingencies

The Company entered into a new lease of office space for an initial term of twelve (12) months commencing on March 1, 2019 and expiring on February 28, 2020. This lease has been renewed for the subsequent twelve months ending February 28, 2021.

The Company has adopted, as of January 1, 2019, ASU 2016-02 Leases – (Topic 842). For the year ended December 31, 2019, ASU 2016-02 has no material impact on the financial condition and results of operations of the Company (See Note 10).

The Company has an obligation as a lessee for office space with initial non-cancelable term in excess of one year. The Company classified this lease as an operating lease. Leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease

5. Commitments and contingencies (continued)

contract include fixed payments, plus variable payments. The Company's lease requires to to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in Lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the balance sheet as of December 31, 2019 were as follows:

Operating lease Right of use assets: $3,353
Operating lease liabilities: $3,353

In the ordinary course of business, the Company may from time to time have legal claims made against it, both asserted and unasserted. The Company believes that, as of December 31, 2019, there are no claims, either asserted or unasserted, that require either to be disclosed herein or to be reserved for in these financial statements.

6. Depreciation

Property and equipment are stated at cost and recorded net of accumulated depreciation using straight line with estimated useful lives of five to seven years.

Property and equipment as of December 31, 2019 consisted of office furniture and equipment at a cost of $26,004, fully depreciated.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At December 31, 2019, the Company's minimum capital requirement was $5,000. The company's aggregate indebtedness to net capital ratio was 3.51to 1 and the Company had net capital of $37,031 which exceeded the minimum required dollar amount by $28,360.

8. Income taxes

The Company has elected to be taxed as an S corporation. Accordingly, the Company's income and loss is passed through to the Shareholder. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

There are no uncertain tax positions in the Company's tax filings, and there are no current tax audits pending. The Corporate tax returns are open for audit for a period of three years from the date of filing.

9. Rule 15C3-3

The Company is exempt from the provisions of Rule 15C3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. Stockholders Receivable

There is a stockholder receivable in the amount of $61,134 which does not bear interest and was payable upon demand at December 31, 2019.

11. Subsequent Events

The Company has evaluated subsequent events from December 31, 2019 through the date these financial statements were issued. No events were noted which require disclosure.